# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strata Critical Medical, Inc., CIK 0001779128
CUSIP: 092667104
Title of class of securities: Warrants to purchase Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 31 HUDSON YARDS, 31 HUDSON YARDS, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 04/08/2026
Amends the filing with accession number 0002126691-26-000001
Filed by CIK 0002126691
Persons authorized to receive notices and communications: Velibor Krstic, Via Baraggie 23, Ascona, Switzerland (V8), 6612, 0041774839182

## Reporting persons
- Krstic Velibor (CIK 0002126691): type of reporting person: individual (IN), individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF), personal funds (PF); sole voting power 1,139,393; shared voting power 0; sole dispositive power 1,139,393; shared dispositive power 0; aggregate amount beneficially owned 1,139,393 (12.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Warrants to purchase Class A Common Stock, par value $0.0001 per share
Name of issuer: Strata Critical Medical, Inc.
Address of issuer's principal executive offices: 31 HUDSON YARDS, 31 HUDSON YARDS, NEW YORK, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Velibor Krstic
Residence or business address: Via Baraggie 23, 6612 Ascona, SWITZERLAND
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: NONE
Civil proceedings (securities laws) in the last five years: NONE
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total amount of funds used by the Reporting Person to purchase the 1,139,393 Warrants reported herein was approximately 19,380 dollars. All such funds were provided from the Reporting Person personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Warrants and the shares of Common Stock for investment purposes. The Reporting Person believes that the current market price of the Warrants (SRTAW) is significantly undervalued relative to the fundamentals of the Issuer, particularly considering the Adjusted EBITDA of 14.1 million dollars and the successful integration of Keystone Perfusion.
The Reporting Person has been a shareholder of the Issuer since July 10, 2024, holding 26,425 shares of Common Stock. This long term ownership demonstrates a consistent commitment to the Issuer and an alignment of interests with all stakeholders.
The Reporting Person intends to actively monitor the decisions of the Board of Directors and management leading up to the Warrant expiration date of May 7, 2026. The Reporting Person may engage in discussions with the Issuer, the Sponsor (KSL Capital Partners), and other relevant shareholders to discuss options aimed at maximizing the value of the investment, including, but not limited to, the implementation of a voluntary Exchange Offer or an amendment to the Warrant Agreement.
Except as set forth above, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of April 8, 2026, the Reporting Person beneficially owns 1,139,393 Warrants, which represent approximately 12.4 percent of the 9,166,644 public warrants outstanding. This percentage is based on the number of Public Warrants reported by the Issuer in its most recent Annual Report on Form 10-K
.. Additionally, for transparency, the Reporting Person owns 26,425 shares of Common Stock (SRTA) acquired on July 10, 2024, representing approximately 0.03 percent of the 86,989,143 shares of Common Stock outstanding as of February 24, 2026
..
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all 1,139,393 Warrants and all 26,425 shares of Common Stock reported in Item 5(a).
Transactions in the class effected during the past sixty days: On April 8, 2026, the Reporting Person purchased 374,958 Warrants in open market transactions at a weighted average price of approximately 0.011 dollars per Warrant. In the aggregate, during the past 60 days, the Reporting Person has acquired 1,139,393 Warrants for a total purchase price of approximately 19,380 dollars. The most recent transaction, which resulted in the Reporting Person becoming the beneficial owner of more than 12 percent of the class, occurred on April 8, 2026.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Warrants or the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NONE

## Signatures
- Krstic Velibor: /s/ VELIBOR KRSTIC, VELIBOR KRSTIC, INDIVIDUAL INVESTOR (04/08/2026)